

June 19, 2013

<u>Via E-mail</u>
Mr. Robert Rosenthal
Chief Executive Officer
North American Oil & Gas Corp.
56 E. Main Street, Suite 202
Ventura, CA 93001

  Re: North American Oil & Gas Corp.
    Item 4.01 Form 8-K
    Filed June 14, 2013
    File No. 000-54864

Dear Mr. Rosenthal:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K Filed June 14, 2013</u>

<u>Item 4.01 Change in Registrant's Certifying Accountant</u>

1.	You currently disclose that there have been no disagreements with your former accountant during year ended December 31, 2012 and for the period from June 10, 2011 (date of inception) to December 31, 2012 and through March 31, 2013. Please amend your filing to also cover the interim period from the date of the last audited financial statements to June 10, 2013, the date of dismissal. See Item 304(a)(1)(iv) of Regulation S-K.

2.	We note you disclose on June 10, 2013 the company and Eide Bailly, formally informed each other of their mutual termination as the company's independent registered public accounting firm. Further we note you disclose that on the same day the shareholders ratified the appointment of independent auditors Eide Bailly LLP. In your amended filing please clarify the timing and impact of these two apparently contradicting events.

3.	Please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

4.	Please confirm to us that when you engage a new accountant, you will report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304(a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	You may contact me at (202) 551-3564 if you have questions.

						Sincerely,

						/s/ Melissa Kindelan

						Melissa Kindelan
						Staff Accountant